NOVUSTERRA, INC.

12175 Visionary Way, Ste. 420

Fishers, IN 46038

July 23, 2024

Ms. Anuja A. Majmudar,

Attorney Advisor

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Novusterra Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 20, 2024
File No. 333-276911

Dear Ms. Majmudar:

We are in receipt of your comment letter dated July 15, 2024, regarding our amended registration statement on Form S-1. The following response is submitted regarding your comments. A redline version of the amendment number two to the registration statement is appended to this letter for your convenience.

Amendment No. 1 to Form S-1 filed June 20, 2024

Cover Page

1. We note your response to our prior comment 27. Please revise your prospectus cover page to disclose that the selling shareholders will sell the shares of common stock at an initial fixed price of $1.00 until such shares are quoted on the OTCQB, or another trading market such as the OTCQX or national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions and make corresponding revisions to your disclosure on page 36. Refer to Item 501(b)(3) of Regulation S-K.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

Prospectus Summary

Our Company, page 4

2. We note your response to our prior comment 1. Please clarify, if true, that you intend to produce Graphene only, which may be used by other parties to manufacture the listed products. Please also revise your disclosure to describe in detail your plan of operations for the next 12 months. Disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly. We have expanded the disclosure to include the focus on graphene production, our 12-month plan of operations and that there are no exact milestones or required capital commitment.

Anuja A. Majmudar, Esq.

Re: Novusterra, Inc.

July 23, 2024

3. We note you have filed Exhibit 10.16 in response to prior comment 13. We further note that your disclosure states that ARC assigned the exclusive sublicense agreement rights for the defense and space industries with Kenai to Novusterra. However, Exhibit 10.16 reflects that Kenai entered into this agreement directly with Novusterra. Please revise or advise.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly to clarify the flow of the sublicense steps in page 4. We have included additional language to clarify and also included Exhibit 10.9 and 10.10 to assist with the agreements and amendments on page 4. Exhibit 10.16 does represent an agreement between Kenai and Novusterra for additional DOD contract which supersedes the original purchase agreement with ARC (Exhibit 10.9) and the amendment to the original agreement (Exhibit 10.10).

Risk Factors

Our planned Graphene production facility in Kentucky depends on the Exclusive Rights of patented technology that we have acquired from ARC, page 10

4. We note your response to our prior comment 5. However, as we are unable to locate the revised disclosure in response to this comment, we re-issue the comment. Please disclose whether there is currently a breach of any of the Diligence Milestones and/or payment obligations under the license agreement between Advanced Carbon Material LLC and Ohio University.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Business, page 16

5. We note your response to our prior comment 7 and re-issue the comment. Please disclose the deadlines for each of the Diligence Milestones under the license agreement between Ohio University and American Resources Corporation. In this regard, we note your disclosure on page 11 stating that the Diligence Milestones “include developing a final design for a pilot facility to exploit the Licensed Product; completion of construction of the pilot facility; developing a final design for commercial facility to exploit the Licensed Product; identifying feedstock material sources for the Licensed Product; completing construction of the commercial facility; obtaining the first commercial sale of product exploiting the Licensed Product; and obtaining net sales of a minimum of $1,000,000.00” and that “the deadlines for these various Diligence Milestones run from January 1, 2022, through January 1, 2026.”

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly to add an expanded milestone disclosure to page 16.

Certain Relationships and Related Transactions, page 30

6. We reissue prior comment 18 in part. Please file as exhibits to this registration statement, the convertible promissory notes issued to both Mark Jensen and Steve Segal on October 4, 2022.

Response: We acknowledge the staff’s comment and have revised our registration statement to add the promissory notes as exhibits 10.19 and 10.20.

Principal Stockholders, page 32

7. We note that you have two classes of voting securities issued and outstanding. Please expand your Principal Stockholders table to provide beneficial ownership for each class of voting securities before and after the offering and add a column to show the total percentage of voting power held by each person listed in the table. Refer to Item 403 of Regulation S-K.

Response: We acknowledge the staff’s comment. As reflected by the contents of our balance sheets, there are 400,000,000 shares of preferred stock authorized but there are zero preferred shares issued and outstanding. Currently, only shares of our common stock are issued and outstanding.

Anuja A. Majmudar, Esq.

Re: Novusterra, Inc.

July 23, 2024

Exhibits

8. We note your response to our prior comment 25 and re-issue it. Please update your exhibits to include the exhibits that pertain only to this offering. Accordingly, please remove the underwriter's warrant as an exhibit to the registration statement and file an opinion of counsel as to the legality of the securities covered by this registration statement.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

9. Please reconcile the fee table in Exhibit 107, which indicates a $15 million maximum aggregate offering amount and no specified number of shares, with the number of shares to be resold under this S-1 as set forth on the prospectus cover page.

Response: We acknowledge the staff’s comment and have revised our registration statement accordingly.

We appreciate the Commission staff’s comments and request that the staff contact our counsel, Clifford J. Hunt, Esquire at Law Office of Clifford J. Hunt, P.A. at (727) 471-0444 telephone, (727) 471-0447 facsimile or cjh@huntlawgrp.com email with any questions or comments.

Sincerely,

Novusterra, Inc.

/s/: Gregory Q. Jensen
Gregory Q. Jensen, Chief Executive Officer